Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

     November 1, 2021

VIA EDGAR

Re:	Green Visor Financial Technology Acquisition Corp. I

Registration Statement on Form S-1

Filed October 12, 2021

File No. 333-260199

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter on behalf of Green Visor Financial Technology Acquisition Corp. I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated October 29, 2021 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement). The Company has additionally prepared Amendment No. 1 to the Registration Statement filed on November 1, 2021 (“Amendment No. 1”) in response to the Staff’s Comment Letter and to otherwise update its disclosure.

Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following response to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	November 1, 2021

Form S-1 filed October 12, 2021

Provisions in our amended and restated memorandum and articles of association, page 81

1.	We note from your disclosure on page 80 related to the Cayman Islands exclusive forum provision that the forum selection provision in your amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. However, the exhibit does not seem to state clearly that the provision does not apply to actions arising under the Securities Act or Exchange Act. Please revise Section 185(b) of the exhibit accordingly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and has revised Section 185(b) of the form of amended and restated memorandum and articles of association set forth as exhibit 3.2 to the registration statement accordingly.

* * * * * * *

Securities and Exchange Commission	November 1, 2021

Please do not hesitate to call me at (212-455-2163) with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Mark Brod

Mark Brod

cc:	Securities and Exchange Commission

Mark Brunhofer

Sharon Blume

John Stickel

Susan Block

Green Visor Financial Technology Acquisition Corp. I

Richard Kim

Simpson Thacher & Bartlett LLP

Daniel N. Webb

Paul Hastings LLP

Jonathan Ko